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February 3, 2005	OUR FILE NO. 1200471-901900

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: David Ritenour

Re:	Trident Microsystems, Inc.
Form 10-K for period ended June 30, 2004
Form 10-K/A for period ended June 30, 2004
File No. 0-20784

Dear Mr. Ritenour:

We are writing on behalf of our client, Trident Microsystems, Inc. (“Trident”), in response to the letter (the “Comment Letter”) received from the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) dated January 27, 2005, containing one additional comment with respect to Trident’s Form 10-K for the period ended June 30, 2004 and Form 10-K/A for the same period (together, the “Form 10-K”), based on the Staff’s review of our letter dated December 8, 2004 responding to the Staff’s initial comments regarding Trident’s Form 10-K (the “Response Letter”).

Set forth below is Trident’s response to your most recent query. For your convenience, we have restated your most recent query in italics below. Trident’s response follows the restated query.

1.	The Division of Investment Management has reviewed: (1) Trident’s [Form 10-K]; (2) Trident’s Form 10-Q for the period ending September 30, 2004 (“Form 10-Q”); and (3) the Response Letter. Based on its review, the Division of Investment Management cannot conclude that Trident is not an investment company and has asked us to advise you as follows.

(A)	Section 3(a)(1)(C) of the Investment Company Act of 1940 (“1940 Act”) defines “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” (footnote omitted)

Gray Cary Ware & Freidenrich LLP

February 3, 2005
Page Two

(B)	Based on our review of Trident’s Form 10-K and Form 10-Q, Trident’s investment in United Microelectronics Corporation (“UMC”) and other investment securities appears to exceed 40% of its total assets (exclusive of Government securities and cash items) on a consolidated basis. (footnote omitted) In its Response Letter, Trident appears to assert that, while it may have met the definition of investment company under the 1940 Act at some point, it no longer falls under that definition. (footnote omitted) Without additional information and a detailed legal analysis, however, we are unable to concur with Trident’s assertion that it does not meet the definition of an investment company under the 1940 Act. Accordingly, please provide us with a written response analyzing whether Trident is an investment company under the 1940 Act, including data indicating the value of Trident’s investment securities and total assets (exclusive of cash items and Government securities) on an unconsolidated basis as of the fiscal quarters ended June 30, 2004, September 30, 2004 and December 31, 2004. Please also provide appropriate documentation to support your analysis.

(C)	If you determine that Trident is an investment company: (1) explain why Trident is not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for Trident’s reliance upon any exemption or exclusion from the definition of investment company under the 1940 Act); or (2) if no exemption or exclusion from the definition of investment company is available to Trident, explain what specific remedial action you have taken or plan to take, either to cause Trident to fall outside of that definition, or to register Trident as an investment company. (footnote omitted).

RESPONSE: As requested by the Staff, the registrant has prepared an analysis of the value of Trident’s investment securities and total assets (exclusive of cash items and Government securities) on an unconsolidated basis as of June 30, September 30 and December 31, 2004. Trident has also prepared a reconciliation of the unconsolidated information to the consolidated statements included in Trident’s filings with the SEC. This information, together with supporting materials regarding the fair market value of Trident’s subsidiary Trident Technologies, Inc. (“TTI”) is being provided supplementally to the Staff (the “Supplemental Information”).

During the last two years, Trident has undertaken a substantial reorganization which has contributed to a dramatic increase in the company’s financial results and market capitalization. These changes have also affected, and will continue to affect the application of the 1940 Act to Trident. In particular, Trident’s most significant operations were reorganized in its partially owned subsidiary, TTI in August 2003, and Trident was exploring the possibility of a public offering of this subsidiary, including commencing trading in the emerging market in Taiwan. However, in response to shareholder concerns, Trident’s board recently determined not to pursue the offering and, instead, to reacquire substantially the entire minority interest in TTI. This transaction is pending and subject to stockholder approval. When complete, TTI will again be a wholly owned subsidiary (at least 99% owned).

As a result of reacquiring the minority interest in TTI, for purposes of the 1940 Act analysis two significant changes will occur in the next 45-90 days: (i) changes to Trident’s balance sheet based upon the purchase accounting relative to acquiring the minority interest, and (ii) because the subsidiary will again become 100% owned by the parent, the market value of the TTI will no longer be relevant to the calculations.

Gray Cary Ware & Freidenrich LLP

February 3, 2005
Page Three

Before analyzing the reasons why Trident is not an investment company under the 1940 Act, Trident respectfully submits that throughout the changes Trident has experienced, Trident, its management team and the Trident Board have focused essentially all of their efforts on the digital media business, and that the UMC stock that Trident holds (and which accounts for the vast majority of its investment securities) was the result of a strategic transaction undertaken to ensure manufacturing capacity at a time when such capacity was constrained. While these factors are not directly relevant while Trident is operating through a partially owned subsidiary, they are relevant when Trident again operates through wholly owned subsidiaries.

1. Trident was exempt from the application of the 1940 Act during the period ending on or around August 2004 under Rule 3a-2.

On December 26, 2003, due to an increase in the value of UMC stock, and the recent reorganization of the Company, the Trident Board of Directors adopted a resolution determining to rely upon the exemption provided by Rule 3a-2 under the 1940 Act. The exemption was available through approximately August 2004 (the date one year after the various transactions that constituted Trident’s reorganization: these transactions did not close simultaneously).

2. Trident’s investment securities did not exceed 40% of the value of Trident’s total assets as of December 31, 2004, September 30, 2004 or June 30, 2004.

The Supplemental Information shows that the value of Trident’s investment securities, including its UMC securities, did not exceed 40% of the value of Trident’s total assets (exclusive of cash and Government securities) on an unconsolidated basis, on December 31, 2004, September 30, 2004 or June 30, 2004. The percentages on those dates were 20.7%, 21.5% and 27%, respectively. Trident therefore was not an investment company as defined in Section 3(a)(1)(C) of the 1940 Act as of any of these dates.

For the purposes of this analysis, Trident’s balance sheet information has been presented on an entirely unconsolidated basis, with the value of the securities of each of Trident’s majority-owned subsidiaries (as defined in Section 2(a)(24) of the 1940 Act) included in Trident’s total assets.

The value of all Trident subsidiaries reflected in the Supplemental Information is book value, except for the value of the TTI stock. Trident believes that TTI stock should be valued at fair market value, as there is substantial evidence of the fair market value of TTI stock. In August 2003, in connection with Trident’s reorganization of its operations, a fairness opinion was obtained with respect to the transaction in which the transaction value of the TTI stock was determined to be 18 NT (new Taiwanese dollar). In early September 2004, TTI’s stock begin to trade in the “emerging stock market” in Taiwan, at a value of 90 NT, and Trident and two other large holders of TTI stock each sold stock at that price immediately prior to the commencement of trading in that market.

As noted above, Trident has determined to reacquire the TTI minority interests. A final decision on that transaction was made on January 4, 2005 by the Trident Board of Directors. On that date the Board of Directors approved a transaction in which the consideration offered by Trident for the minority interest had a value of 99 NT for each TTI share. The completion of the transaction

Gray Cary Ware & Freidenrich LLP

February 3, 2005
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required negotiation as to the value of the TTI stock with the key holder of the minority interests in TTI. The Board received a fairness opinion on that date that the transaction was fair to Trident from a financial point of view.

Trident notes that the valuations set forth in the Supplemental Information are based on a straight line methodology using this specific valuation points in August 2003, August 2004 and January 2005. These are the same valuations that Trident has and will use in determining any charges to be taken for the so called “cheap stock” accounting rules. Trident believes the value of TTI stock is well established by the above referenced transactions each of which was reviewed and approved the Board of Directors. The process of considering and moving towards a public offering of TTI in Taiwan, and then determining to reacquire the minority interests, established a record of valuation for TTI that is substantial. The necessity for Trident to establish charges based on the fair market value of the TTI stock further supports the value of TTI stock.

* * * * *

If you have any questions regarding the responses to the comments of the Staff or require additional information from Trident, please contact the undersigned at (415) 836-2510.

Very truly yours, Gray Cary Ware & Freidenrich LLP
By:	/s/ J. Howard Clowes
J. Howard Clowes

cc:	Mr. Frank C. Lin, President, Chief Executive Officer and Chairman of the Board, Trident Microsystems, Inc.